March 15, 2018 VIA E-MAIL AND EDGAR Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Cash

Re: Ethan Allen Interiors Inc.

Form 10-K for the Year Ended June 30, 2017, filed August 2, 2017
Form 10-Q for the Quarter Ended December 31, 2017, filed January 25, 2018
File No. 001-11692

Dear Mr. Cash:

On behalf of our client, Ethan Allen Interiors Inc. (the “Company”), please find below a response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission. The response is to the comments contained in the Staff’s letter dated March 6, 2018 (the “Comment Letter”). For ease of reference, each comment contained in the Comment Letter is reprinted below and is followed by the Company’s response. Information in this letter regarding the Company has been provided to us by the Company.

Form 10-K for the Year Ended June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operation, Page 18

Results of Operations, Page 20

1.

We note you disclosed backlog amounts and provided a quantified discussion and analysis of the factors that contributed to material backlog fluctuations in your previous Form 10-K filings. Please revise future disclosures to include this type of discussion or explain why you believe these disclosures are no longer beneficial to investors. Refer to Item 303(a)(3) and SEC Release No. 33-8350.

Response:

The Company advises the Staff that in future Form 10-K filings, it will present a quantified discussion and analysis of the factors that contributed to material backlog fluctuations for the covered periods. The Company will include a table and a narrative, as it did in its annual report on the Form 10-K for the year ended June 30, 2016.

March 15, 2018

Financial Statements

Audit Report, Page 29

2.	In future filings, please ensure that the audit report provided by your independent accountants indicates the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Response:

The Company advises the Staff that in future Form 10-K filings, it will ensure that the audit report provided by its independent accountants indicates the city and state where issued.

Form 10-Q for the Quarter Ended December 31, 2017

3.

In future filings, when you present quantitative information in your earnings release, please also provide that information in your periodic report. For example, you stated in your earnings release furnished on Form 8-K that your wholesale backlog increased 57% at the end of the second quarter largely reflecting the Department of State orders. Similar quantification was not provided in your MD&A. Further, in future periodic filings, where you present multiple reasons for changes in your results of operations, please quantify the individual factors which impacted your results. In this regard we note that your results were impacted by hurricanes, disruption in the manufacturing process due to first production runs and production for the Department of State. Refer to Item 303(a)(3) and SEC Release No. 33-8350.

Response:

The Company advises the Staff that in the future, when it presents quantitative information in its earnings release, it will also provide such information in its corresponding periodic report for the relevant period. The Company further advises the Staff that in future periodic filings, where the Company presents multiple reasons for period-to-period changes in its results of operations, it will quantify the individual factors which impacted its results to the extent possible and/or applicable.

March 15, 2018

Please do not hesitate to contact Colin J. Diamond at (212) 819-8754 or the undersigned at (212) 819-8570 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Irina Yevmenenko

Irina Yevmenenko

cc:	Corey Whitely, Executive Vice President, Administration, Chief Financial Officer and Treasurer, Ethan Allen Interiors Inc.

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